April 26, 2006

Mr. William W. McGuire, M.D.
Chairman and Chief Executive Officer
UNITEDHEALTH GROUP INCORPORATED
9900 Bren Road East
Minnetonka, MN 55343

Re: **UNITEDHEALTH GROUP INCORPORATED**
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed February 24, 2006
     File No. 001-10864

Dear Mr. McGuire:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2005 Results Compared to 2004 Results, page 18

Consolidated Financial Results, page 18

Medical Costs, page 19

1.   Please provide us in disclosure-type format a further discussion of your statement
        that your favorable experience in the current period was driven by "growth in the
        size of the medical cost base and related medical payables due to organic growth
        and businesses acquired since the beginning of 2004." It is not clear to us what
        this means and how it favorably impacted your prior year reserves.

Financial Condition, Liquidity and Capital Resources at December 31, 2005, page 27

Liquidity and Capital Resources, page 27

2.   Please provide us in disclosure-type format a further discussion of the impact of
        the restrictions on dividends that the regulated subsidiaries can pay. Include
        quantification of the amounts available without regulatory approval as well as a
        discussion of the impact that their inability to pay these dividends may have on
        your operations.

Critical Accounting Policies and Estimates, page 32

Medical Costs, page 32

3.   In disclosure-type format, please provide a revised medical costs discussion to
        include a more robust discussion of the significant assumptions that will result in
        variances to your recorded reserves. Focus your sensitivity analysis on the
        reasonably likely impact that a change in these assumption may have on your
        reserves. Please note that merely applying a percentage to your carried reserves
        and stating that this is the impact it would have on your income statement does
        not appear to accomplish this objective.

Item 8. Financial Statements and Supplementary Data, page 42

Notes to the Consolidated Financial Statements, page 46

2. Summary of Significant Accounting Policies, page 46

Derivative Financial Instruments, page 49

4.   In a disclosure-type format, please provide the fair value of the swap instruments,
        where they are classified within your balance sheet, and the net gain or loss
        recognized in earnings during the periods reported in accordance with paragraph
        10 of SFAS 107 and paragraph 45(a) of SFAS 133. In addition, please tell us why
        debts do not appear to be adjusted to their fair values as required under fair value
        hedge accounting.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant